UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated May 31, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Hanrahan)

Stock exchange release	1 (2)
31 May 2026

Nokia Corporation
Managers’ transactions
31 May 2026 at 13:00 EEST

Nokia Corporation - Managers' transactions (Hanrahan)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Hanrahan, Victoria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 158758/5/6

____________________________________________

Transaction date: 2026-05-26

Venue: XNYS

Instrument type: SHARE

ISIN: US6549022043

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 22713 Unit price: 16.0179 USD

Aggregated transactions

(1): Volume: 22713 Volume weighted average price: 16.0179 USD

____________________________________________

Transaction date: 2026-05-28

Venue: XNYS

Instrument type: SHARE

ISIN: US6549022043

Nature of the transaction: ACQUISITION

Transaction details

(1): Volume: 21969 Unit price: 15.5984 USD

Aggregated transactions

(1): Volume: 21969 Volume weighted average price: 15.5984 USD

____________________________________________

Total aggregated transactions

www.nokia.com

Stock exchange release	2 (2)
31 May 2026

Volume: 44682 Volume weighted average price: 15.8117 USD

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal